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                                                                    EXHIBIT 11.1

                                  LYCOS, INC.
COMPUTATION OF SHARES USED IN COMPUTING BASIC AND DILUTED NET LOSS PER SHARE (1)



                                           YEAR ENDED JULY 31,
                             ===============================================
                                  1998             1997            1996
                             -------------   --------------   --------------

Net loss..................     (91,916,563)      (6,619,190)      (5,087,838)

BASIC AND DILUTED NET LOSS
  PER SHARE (2):
Weighted average common
  shares outstanding......      30,932,982       27,589,486       23,984,830
                             -------------   --------------   --------------

Shares used in computing
  per share amount........      30,932,982       27,589,486       23,984,830
                             =============   ==============   ==============

Basic and Diluted net loss
  per share...............   $       (3.13)  $        (0.24)  $        (0.21)
                             =============   ==============   ==============
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(1) Diluted net loss per share has not been separately presented, as the amounts would not be materially different from basic net loss per share.

(2) On June 10, 1998, 2,250,000 of the Company's shares were sold under a registration statement filed with the Securities Exchange Commission, filed on May 15, 1998. Of the 2,250,000 shares sold, 2,000,000 shares were sold by the Company and 250,000 were sold by CMG Information Services, Inc.
    ("CMGI"). The Company did not receive any proceeds from the sale of shares by CMGI. Proceeds to the Company were approximately $95 million, before deduction of expenses payable by the Company, estimated at $350,000. The
    Underwriters exercised an option to purchase 337,500 additional shares of Common Stock, resulting in additional proceeds to the Company of approximately $16 million.